希慎興業有限公司
Hysan Development Company Limited

Hysan 希慎

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5130
Direct Fax : 2577 5219
E-mail : terese.wong@hysan.com.hk

Our Ref : SEC/TW/USSEC/L315-07cc/fy
Your Ref :

30 October 2007

Exemption No. 82-1617

BY AIR MAIL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA
Mailstop: 3-2

07027897

SUPPL

Dear Sirs,

Hysan Development Company Limited (the "Company"), Exemption No. 82-1617
- Notice of Listing on The Stock Exchange of Hong Kong Limited – U.S.$1,000,000,000 Medium Term Note Programme of Hysan (MTN) Limited, which is unconditionally and irrevocably guaranteed by the Company

We, a company incorporated in Hong Kong, furnish a copy of each of the following documents dated 29 October 2007 regarding the subject matter for your records:-

1. a formal notice regarding the captioned matter published on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk and on the website of the Company at www.hysan.com.hk; and

2. a notification announcement published in the newspapers notifying the publication of the notice as mentioned in item 1 above.

PROCESSED
NOV 19 2007
THOMSON
FINANCIAL

Yours faithfully,
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Terese Wong
Head of Legal & Secretarial Services

Enc.

TW/PL

dlw 11/14

NOTICE OF LISTING ON THE STOCK EXCHANGE OF HONG KONG LIMITED

Hysan 希慎

HYSAN (MTN) LIMITED

(incorporated with limited liability in British Virgin Islands)

unconditionally and irrevocably guaranteed by

HYSAN DEVELOPMENT COMPANY LIMITED
希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)
(Stock Code: 00014)

U.S.$1,000,000,000
MEDIUM TERM NOTE PROGRAMME

Arrangers

MERRILL LYNCH INTERNATIONAL

MORGAN STANLEY & CO. INTERNATIONAL PLC

Application has been made to The Stock Exchange of Hong Kong Limited for the listing of the U.S.$1,000,000,000 Medium Term Note Programme (the "Programme") and any notes issued thereunder within 12 months after 1 November 2007, as described in the Offering Circular to be dated 1 November 2007. The listing of the Programme is expected to become effective on or about 1 November 2007.

As at the date of this notice, the Board of Directors of Hysan Development Company Limited comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Independent non-executive Directors) Tom Behrens-Sorensen and Dr. Geoffrey Meou-tsen Yeh; (Non-executive Directors) Fa-kuang Hu, Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee, Dr. Deanna Ruth Tak Yung Rudgard; and (Executive Director) Pauline Wah Ling Yu Wong and the Board of Directors of Hysan (MTN) Limited comprises Peter Ting Chang Lee, Pauline Wah Ling Yu Wong and Tin For Tsang.

By Order of the Board of
Hysan Development Company Limited & Hysan (MTN) Limited
Wendy W.Y. Yung
Company Secretary

Hong Kong, 29 October 2007

Hysan 希慎

Hysan Development Company Limited
希慎興業有限公司
(Incorporated under Hong Kong Companies Ordinance, Cap. 32, with limited liability)
(Stock Code: 00014)

Hysan (MTN) Limited
(Incorporated with limited liability in British Virgin Islands)

NOTIFICATION
Formal Notice
Notice of Listing on The Stock Exchange of Hong Kong Limited
U.S.$1,000,000,000 Medium Term Note Programme of Hysan (MTN) Limited, which is unconditionally and irrevocably guaranteed by Hysan Development Company Limited

A notice of Hysan Development Company Limited ("Hysan Development") and Hysan (MTN) Limited dated 29 October 2007 containing details of the subject matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" and at the website of Hysan Development at www.hysan.com.hk/eng/cmsdoc/announcement_c/e_Formal%20Notice%20(29.10.07).pdf.

This notification merely serves to advise investors of the subject matter and of the publication of the notice on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the notice for details of the subject matter.

The notice is available for inspection to the public at no charge at Hysan Development's registered office at 49/F., The Lee Gardens, 33 Hysan Avenue, Hong Kong from 9:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:30 p.m., Mondays to Fridays, from today until 12 November 2007. Copies will be provided upon request at no cost.

By Order of the Board of
Hysan Development Company Limited
& Hysan (MTN) Limited
Wendy W.Y. Yung
Company Secretary

Hong Kong, 29 October 2007

END